October 29, 2010

RiverSource Income Series, Inc.

50606 Ameriprise Financial Center

Minneapolis, Minnesota 55474

Ladies and Gentlemen:

I have examined the Articles of Incorporation and the Bylaws of RiverSource Income Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid and nonassessable.

This opinion may be used in connection with this Registration Statement.

Sincerely,

/S/ SCOTT R. PLUMMER
Scott R. Plummer General Counsel RiverSource Income Series, Inc.